For period ending September 30, 2008				    Exhibit 77D

File number 811-7096

Investment policy change
The Funds Board of Directors (the Board) has approved the adoption of the investment policies discussed below. These guidelines address the treatment of Inverse Floaters, a type of security, in the context of rating agency guidelines. The purchase of Inverse Floaters is an integral aspect of the Funds diversification of sources of leverage via the implementation of a tender option bond (TOB) program, which is discussed further below.

Inverse floaters The Fund may invest in municipal obligations where the rate of interest varies inversely with interest rates paid on other municipal obligations or an index. These investments may include Inverse Floaters acquired as part of the Funds leveraging of its portfolio through participation in a TOB program. Inverse Floaters typically are issued as one of two types of securities issued by a special purpose trust (or similar entity) (a Trust) and represent interests in an underlying bond (or bonds) held by the Trust (a Fixed Rate Bond). The other type of security typically issued by such a Trust would be a short term obligation that pays interest at a floating rate that is reset periodically by a remarketing agent or through another method (a Floating Rate
Note). The Inverse Floater is the residual component that pays interest at a rate equal to the difference between the rate paid on the Fixed Rate Bond and the rate paid on the short term obligation, minus the expenses of the Trust. For example, if a Fixed Rate Bond placed into a Trust generated a yield of 4%, the Trust might pay out 1.5% on the Floating Rate Note it issues (depending on market conditions). Another portion of the yield on the Fixed Rate Bond would go to pay the costs of the Trust, and the remainder would be paid out to the Inverse Floater holder. If short term interest rates decrease, the value of the Inverse Floater can be expected to increase as more would be left over to pay to the Inverse Floater holder. If short term interest rates increase, the amount left over to pay the Inverse Floater holder would be expected to decrease as the rate of interest paid on the residual component can be expected to vary in the opposite direction, or inversely, to the amount paid out to the holder of the Floating Rate Note. When the Fund purchases an Inverse Floater as part of setting up a TOB structure to achieve leverage, the Fund would consider collapsing the structure and selling the Inverse Floater if the relationship of the short term interest rates to the yields on the Fixed Rate Bond resulted in the Fund receiving less of an economic benefit from the arrangement than believed appropriate.

The market value of an Inverse Floater will be more volatile than that of a Fixed Rate Bond and, like most non floating debt obligations, can be expected to vary inversely with changes in market interest rates, but to a different degree. Because the interest rate paid to holders of residual components is generally determined by subtracting the interest paid to the holders of the Floating Rate Note from a fixed amount (namely the yield on the Fixed Rate
Bond), the interest rate paid on Inverse Floaters will decrease as the floating rate paid on the Floating Rate Note increases. Moreover, the extent of the increases and decreases in market value of Inverse Floaters may be larger than comparable changes in the market value of an equal principal amount of a Fixed Rate Bond having similar credit quality, redemption provisions and maturity.

The rating agencies that rate the Funds auction preferred shares (APS) may discount the value of Inverse Floaters held by the Fund for purposes of determining the Funds compliance with certain asset coverage tests necessary to maintain the APS ratings (currently, AAA by Standard & Poors, a division of the McGraw Hill Companies Inc. (S&P), and Aaa by Moodys Investors Services Inc.). For example, S&P requires that an Inverse Floater be discounted by a designated discount factor (as described in more detail below), multiplied by the amount of the leverage between the floater and the Inverse Floater in the TOB program. The Fund is currently authorized to acquire Inverse Floaters with a three to one leverage ratio. Consequently, S&P requires that an Inverse Floater with a three to one leverage ratio multiply the applicable discount factor by three when discounting the value of the Inverse Floater.

If the Fund is unable to maintain the necessary amount of asset coverage to maintain the APS ratings, the Fund may be required to dispose of Inverse Floaters or limit the Funds use of the leverage generated by the TOB program. Such an event may require the Fund to sell portfolio securities at times and at prices that may not be favorable to the Fund.

S&P AAA rating guidelines The additional investment policy guidelines are as follows.

Inverse Floaters will be considered S&P Eligible Assets, as this term is defined in the Funds Articles Supplementary. The Inverse Floaters are discounted by the relevant S&P Discount Factor multiplied by the amount of the leverage between the Floating Rate Note and the Inverse Floater. The Fund is currently authorized to acquire Inverse Floaters with a three to one leverage ratio. Consequently, the S&P Discount Factors on Inverse Floaters with three to one leverage are set forth below:


For period ending September 30, 2008			                Exhibit 77D

File number 811-7096


S&P discount factors rating category
S&P discount
exposure period 		AAA		 AA		 A		BBB
40 Business Days 		570% 		585% 		630% 		750%
22 Business Days 		510 		525 		570 		690
10 Business Days 		465		480 		525 		645
7 Business Days 		450 		465 		510 		630
3 Business Days 		390 		405 		450 		570

For example, a $1 million AAA rated Inverse Floater with a three to one leverage ratio and an exposure period of 3 business days would have an S&P Discount Factor of 390%. In order to calculate the discounted value of a $1 million Inverse Floater under S&P guidelines, the Fund would divide the value of the Inverse Floater by 390%, which would be approximately $256,410. This amount represents the portion of the Floating Rate Notes value that would be eligible to meet S&Ps asset coverage requirements.

Clarification to asset segregation policy

Cover for strategies using derivative instruments Transactions using derivative instruments, other than purchased options, expose the Fund to an obligation to another party. The Fund will not enter into any such transactions unless it owns either (1) an offsetting (covered) position in securities, currencies or other options, forward currency contracts or futures contracts or (2) cash or liquid securities, with a value sufficient at all times to cover its potential obligations to the extent not covered as provided in (1) above. The Fund will comply with SEC guidelines regarding cover for such transactions and will, if the guidelines so require, set aside cash or liquid securities, marked to market daily, in a segregated account with its custodian in the prescribed amount.

With respect to futures contracts, the Fund will cover its obligations under the futures transactions in which it participates by either (i) holding offsetting positions that appropriately equal the daily market value of the Funds position in the futures contract (less the initial margin and any variation margins deposited with a futures commission merchant); or (ii) accruing such amounts on a daily basis and maintaining segregated assets to cover the futures contract. With respect to a futures contract that is not contractually required to cash-settle, the Fund must cover its open position by maintaining segregated assets equal to the contracts full, notional value. However, the Fund may net non cash settled futures contracts if the futures have the same expiration date and underlying instruments. With respect to a futures contract that is contractually required to cash settle, the Fund is permitted to maintain segregated assets in an amount equal to the Funds daily marked to market (net) obligation (i.e., the Funds daily net liability, if any) rather than the notional value. By setting aside assets equal to only its net obligation under cash settled futures contracts, the Fund will have the ability to employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such contracts.

Assets used as cover or held in a segregated account cannot be sold while the position in the corresponding derivatives instrument is open unless they are replaced with other liquid assets. As a result, the commitment of a large portion of the Funds assets to cover positions or segregated accounts could impede portfolio management or the Funds ability to meet current obligations.